

07008562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. A. Davidson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 3rd Street North
(No. and Street)

Great Falls (City) MT (State) 59401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Ave., Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC RECEIVED NOV 2 2007 WASH. SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. Davidson & Co., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security amounts of principal officers and directors that are classified as customer accounts (debits $955.561, credits $23.689)

Signature

CFO

Title

Notary Public - Susan R. Dell
Residing at Great Falls, MT - My Commission expires 2-14-08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.A. DAVIDSON & CO.

Statements of Financial Condition

September 30, 2007 and 2006

(With Independent Auditors' Report Thereon)


WASH. DC
SECTION

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
D.A. Davidson & Co.

We have audited the accompanying statement of financial condition of D.A. Davidson & Co. (a wholly-owned subsidiary of Davidson Companies) as of September 30, 2007. This statement of financial condition is the responsibility of the management of D.A. Davidson & Co. Our responsibility is to express an opinion on the statement of financial condition based on our audit. The statement of financial condition of D.A. Davidson & Co. as of September 30, 2006 was audited by other auditors whose report dated November 17, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 statement of financial condition referred to above presents fairly, in all material respects, the financial position of D.A. Davidson & Co. as of September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

MOSS ADAMS LLP

Seattle, Washington
November 26, 2007

D.A. DAVIDSON & CO.

Statements of Financial Condition

September 30, 2007 and 2006

Assets		**2007**	**2006**
Cash and cash equivalents	$	83,749,727	62,516,934
Receivables:			
Customers, net		65,081,758	74,469,262
Brokers, dealers and clearing organizations		2,952,081	9,107,854
Related parties		2,189,576	1,743,083
Other		4,084,127	3,386,404
		74,307,542	88,706,603
Securities at market value		31,337,118	22,931,561
Equipment and leasehold improvements (less accumulated depreciation and amortization of $15,702,004 in 2007 and $15,609,386 in 2006)		8,531,506	7,701,075
Income taxes receivable		457,545	—
Notes receivable, net		13,134,249	11,251,001
Goodwill, net		2,395,337	2,395,337
Other assets		6,187,709	4,853,245
Deferred tax asset, net		7,303,905	7,943,912
		38,010,251	34,144,570
	$	227,404,638	208,299,668
Liabilities and Shareholder's Equity			
Liabilities:			
Checks in advance of deposits	$	—	4,610,843
Payables:			
Brokers, dealers and clearing organizations		16,720,186	2,552,062
Customers		51,520,986	57,307,257
Related parties		9,139,548	4,458,280
Market value of securities sold, but not yet purchased		1,470,828	1,029,298
Income taxes		—	1,460,663
Accrued payroll and profit sharing		37,427,785	42,743,504
Other payables and accrued liabilities		6,496,203	4,615,422
Total liabilities		122,775,536	118,777,329
Commitments and contingencies			
Shareholder's equity:			
Common stock ($.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)		100	100
Additional paid-in capital		14,549,247	13,222,742
Retained earnings		90,079,755	76,299,497
Total shareholder's equity		104,629,102	89,522,339
	$	227,404,638	208,299,668

See accompanying notes to the financial statements.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition

September 30, 2007 and 2006

(1) Summary of Significant Accounting Policies

Organization

D.A. Davidson & Co. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a Montana corporation that is a wholly-owned subsidiary of Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. These services are provided to its customers throughout the nation from its offices primarily located in the Pacific Northwest and Rocky Mountain regions.

(a) Revenue Recognition

Customer securities transactions are reported on a settlement date basis. The Company's financial condition would not be materially different if these transactions were recorded on a trade date basis. Proprietary securities transactions are reported on a trade date basis and the related gains or losses are recorded net in principal trading. Amounts receivable and payable for proprietary securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Company with the related gains and losses recorded net in principal trading. Investment banking revenues include management fees earned from securities offerings in which the Company acts as an underwriter or agent and fees earned from providing financial advisory services. Investment banking management fees are recorded on offering date, sales commissions are recorded on settlement date, and underwriting fees are recognized at the time the underwriting is completed and the gain or loss is readily determinable. Advisory and administrative fees are recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income. Investment company administrative 12b-1 fees are recorded when received.

(b) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

(c) Securities

Securities at September 30, 2007 and 2006 consist of bonds, stocks and other investments. The Company generally classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value, or estimated fair value, with unrealized gains and losses included in earnings.

(d) ***Income Taxes***

The Company and its sister corporations are included in the consolidated federal and combined state income tax returns filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis. Amounts are included in related parties receivables and payables for income tax payments made by the Company on behalf of the Parent and sister corporations. As of September 30, 2007 and 2006, receivables were $677,970 and $719,568, respectively, and payables were $270,400 and $539,324, respectively.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

(e) ***Cash Equivalents***

Cash equivalents consist primarily of money market funds which invest in United States Treasury bills, notes and commercial paper with original maturities of 90 days or less and amounted to $78,000,000 and $57,000,000 at September 30, 2007 and 2006, respectively.

(f) ***Receivable From and Payable to Customers***

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

(g) ***Equipment and Leasehold Improvements***

Equipment and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from 2 to 10 years.

(h) ***Goodwill and Other Intangible Assets***

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. As of September 30, 2007 and 2006 the balance of goodwill was $2,395,337.

The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the goodwill. The Company has identified its related reporting unit as its equity capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment is evident at September 30, 2007.

The Company acquired an intangible asset for the right to hire desired employees in the purchase of the assets of Kirkpatrick Pettis Smith, Polian, Inc. (see note 13).

(i) Allowance for Doubtful and Impaired Receivables

The Company provides an allowance for losses on doubtful and impaired customer accounts and notes receivable based on management's evaluation of existing accounts outstanding and historical experience related to such activity. A receivable is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the receivable's original agreement. When a specific receivable is determined to be doubtful or impaired, the allowance for receivables is increased through a charge to expense for the amount of the estimated loss or impairment.

The Company's investment in impaired customer accounts and notes receivable for which there is not a related allowance for credit losses totaled $700,000 and $720,000 at September 30, 2007 and 2006, respectively. Allowances for estimated losses and impairment on customer accounts and notes receivable totaled $1,262,483 and $2,601,727 at September 30, 2007 and 2006, respectively.

(j) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The Company considers its more significant estimates to include the accrual for legal claims, reserves for claims under the Company's self-insured employee medical plan, the valuation of securities that are not readily marketable, allowances for doubtful and impaired receivables, and the volatility of Parent's stock used in computing the SFAS 123R value of stock options granted.

(k) Stock-Based Compensation

On October 1, 2006, the Company adopted the provisions of SFAS No. 123R, Share-Based Payment (SFAS 123R), which requires recognition of expense related to the fair value of share-based compensation. Prior to October 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25*, to account for its fixed-plan stock options and used the minimum value method of measuring equity share-based payments for pro forma disclosure purposes under SFAS 123R.

As a nonpublic entity that used the minimum value method of measuring equity share options and similar instruments for pro forma disclosure purposes under Statement 123, the Company adopted SFAS 123R using the prospective transition method. Under the prospective transition method, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Any awards outstanding at the date of initial application are accounted for using the accounting principles originally applied to those awards (the provisions of Opinion 25 and its related interpretive guidance).

Compensation cost recognized for the year ended September 30, 2007 includes compensation cost for all share-based compensation granted subsequent to October 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R, recognized using the straight-line attribution method. In determining the fair value of Parent stock options granted, the following key assumptions were used in the Black-Scholes option pricing model as of September 30, 2007.

Dividend Yield	0.6%
Volatility	15.0%
Risk-free interest rate	4.8%
Expected Life	4.5 years

The dividend yield is based on the Parent's expected dividend yield over the term of the option. Volatility is based on the Parent's historical volatility, while also considering future expected volatility and the volatility of publicly traded companies with a similar securities business. The risk-free interest rate is based on the yield available at the time of the option grant in U.S. Treasury securities with an equivalent term. The expected life represents the period that the share-based awards are expected to be outstanding pursuant to the contractual terms of the awards and was computed using the short-cut approach prescribed in Staff Accounting Bulletin No. 107.

The Parent's stock price volatility involves estimates made by management which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option.

(l) Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets such as property, plant and equipment, and intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an asset is deemed impaired and an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record any impairment charges during the years ended September 30, 2007 and 2006. At September 30, 2007, there were no long-lived assets that were considered impaired.

(m) *Advertising*

The Company expenses its advertising costs as incurred.

(n) *Recent Accounting Pronouncements*

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of FIN 48 for non-public companies has been indefinitely postponed. The Company has not assessed the impact that FIN 48 may have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS 157 will be effective for the Company's fiscal year beginning October 1, 2008. The Company is currently assessing the impact that SFAS 157 will have on its financial statements.

(o) *Reclassifications*

Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 presentation.

(2) Net Capital Requirements

D.A. Davidson & Co. is subject to the Uniform Net Capital Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. Under the alternate method, the Company is required to maintain a net capital amount in excess of the greater of $250,000 or 2% of aggregate debit balances as defined in the Formula for Reserve Requirements under SEC Rule 15c3-3. At September 30, 2007, the Company's net capital of $56,177,846 was 84.9% of aggregate debit items and net capital exceeded the required capital of $1,322,806 by $54,855,040.

The net capital computation included in the Company's FOCUS report and filed with the Financial Industry Regulatory Authority on October 23, 2007 reported net capital of $54,112,621, which differed from the amount above due to period end adjustments for deferred tax assets, net income, stock compensation, and other items.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition

September 30, 2007 and 2006

(3) Receivables From and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following:

		Receivable	Payable
September 30, 2007:			
Deposits for securities borrowed/loaned	$	947,600	–
Securities failed-to-deliver/receive		984,181	2,044,961
Unsettled proprietary trades		–	8,557,885
Other		1,020,300	6,117,340
	$	2,952,081	16,720,186

		Receivable	Payable
September 30, 2006:			
Deposits for securities borrowed/loaned	$	1,819,400	–
Securities failed-to-deliver/receive		1,999,614	1,105,637
Unsettled proprietary trades		3,011,535	–
Other		2,277,305	1,446,425
	$	9,107,854	2,552,062

The Company held securities belonging to counterparties as collateral under stock borrow agreements, with the right to re-pledge or sell the assets, with fair market values of $919,739 and $1,739,934 as of September 30, 2007 and 2006, respectively.

(4) Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

		2007		2006	
		Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Bonds	$	23,241,428	1,169,679	18,733,190	134,059
Stocks		6,811,278	301,149	3,544,936	895,239
Other		1,284,412	–	653,435	–
	$	31,337,118	1,470,828	22,931,561	1,029,298

Other securities includes private investments which are not readily marketable. Securities not readily marketable also includes certain non-rated municipal bonds and warrants, totaling $7,850,771 and $5,013,120 as of September 30, 2007 and 2006, respectively, for which there is no market on a securities exchange or no independent publicly quoted market. The Company records its investments in securities which are not readily marketable at estimated fair value.

(5) Secured and Unsecured Loans

The Company has two revolving lines of credit with banks totaling $80,000,000, secured by certain Company or customer margin assets, and one unsecured revolving line of credit with a bank for $10,000,000. The revolving lines of credit bear interest at an intra-day federal funds rate plus .50% to .75% and the lines of credit do not have an expiration date. There were no outstanding borrowings under these lines of credit at September 30, 2007 or 2006.

(6) Employee Benefit Plans

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan. Each plan is a defined contribution plan covering all employees who have completed a year of service. Participants become 100% vested in the employer contribution account after seven years of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the employee stock ownership plan consist entirely of common stock of the Parent. The Parent's common stock is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage up to limits established by the plan.

(7) Income Taxes

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

		2007	2006
Deferred tax assets:			
Employee compensation and benefits	$	6,372,832	7,106,963
Equipment and leasehold improvements, principally differences in depreciation		1,112,839	896,527
Allowance for doubtful receivables		138,687	51,948
Accrued expenses		289,350	222,800
Other		92,382	282,735
Total deferred tax assets		8,006,090	8,560,973
Deferred tax liabilities:			
Prepaid expenses		637,510	594,497
State taxes		64,675	22,564
Total deferred tax liabilities		702,185	617,061
Net deferred tax asset	$	7,303,905	7,943,912

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of

deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2007, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(8) Related Party Transactions

The Parent wholly owns the Company and the Company's five sister corporations: Davidson Investment Advisors, Inc., Davidson Travel, Inc., Davidson Trust Co., Davidson Fixed Income Management, Inc. and Davidson Funding Company 1. Additional related parties consist of significant shareholders of the Parent, directors and principal officers.

Notes receivable consist of loans to the Company's financial consultants. These notes earn interest at rates consistent with current market rates and are repaid over a term of three to ten years. Repayment is generally made with the consultants' bonus compensation.

The Company rents its Great Falls office space, at terms which it considers to be fair market value, from a Partnership whose partners include a significant shareholder of the Parent and his immediate family.

In the normal course of business, the Company advances funds to and receives funds from the Parent and sister corporations. These receivables and payables bear interest at broker call rates.

(9) Stock Based Compensation

The Parent's stock option plan (the Plan) provides for the granting of Parent common stock options to officers, key employees and directors of the Parent and its subsidiaries. Options granted under the Plan are designated as either incentive stock options or as non-qualified stock options. All options currently outstanding vest or are earned over periods ranging from one to four years.

Stock option activity for D.A. Davidson & Co.'s portion of the Plan for the years ended September 30, 2007 and 2006 is as follows:

	Options Outstanding		
	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
Outstanding at September 30, 2005 (204,155 exercisable)		641,314	$ 13.60
Granted		193,300	15.36
Exercised		(75,292)	13.01
Expired		(74,152)	13.58
Outstanding at September 30, 2006 (237,025 exercisable)	34 months	685,170	14.15
Granted		143,700	17.28
Exercised		(118,411)	14.01
Expired		(44,061)	14.31

Outstanding at September 30, 2007 (253,113 exercisable)	33 months	666,398	$	14.84
Exercisable at September 30, 2007	19 months	253,113	$	13.69

The intrinsic value of options exercised was $387,455 and $160,195 for the years ended September 30, 2007 and 2006, respectively. The fair value of options vested was $2,639,947 and $2,445,437 for the years ended September 30, 2007 and 2006, respectively. Proceeds received by the Parent on exercises of stock options were $1,658,691 and $983,484 for the years ended September 30, 2007 and 2006, respectively. Options issued by the Parent are incentive stock options, which generally do not provide any tax benefit for the Parent or the Company. The Company expects all its outstanding options to vest.

The fair value of options granted during the year ended September 30, 2007 was $3.72 per share as computed pursuant to FAS 123R. Compensation expense of $70,979 was recognized for the options granted to employees during the year ended September 30, 2007. There was no compensation cost associated with stock options in fiscal 2006. As of September 30, 2007 there was $459,917 of total unrecognized compensation cost related to options granted during fiscal 2007. That cost is expected to be recognized over the remaining 3.3 years of the vesting period.

The following table summarizes the status and activity regarding restricted stock units offered by the Company:

	Share-Based Payment Arrangements		
	Number of Shares		**Weighted Average Exercise Price**
Outstanding at September 30, 2005	179,636	$	13.65
Granted	65,056		15.10
Vested	(23,686)		12.93
Forfeited	(12,500)		13.34
Outstanding at September 30, 2006	208,506		14.20
Granted	3,175		17.88
Vested	(11,314)		13.61
Forfeited	(3,351)		13.90
Outstanding at September 30, 2007	197,016	$	14.30

The share-based awards listed above are a result of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements. In addition, the Company offers restricted stock grants of the Parent, in which shares of the Parent are issued subject to forfeiture if vesting conditions are not satisfied. Pursuant to these agreements, compensation expense is recognized on a straight-line basis over the vesting period, amounted to $1,255,526 in 2007 and $775,382 in 2006, and was recorded in employee compensation and benefits on the statement of income with an offsetting credit recorded in additional paid-in-capital as an in-kind contribution from the Parent on the statements of financial condition. As of September 30, 2007, there was $2,330,625 of total unrecognized compensation related to these share-based awards.

The Company also has a non-compensatory employee stock purchase plan which allows employees to purchase stock of the Parent at a discount subject to certain limits specified by the plan.

(10) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2007, and subsequently settled, had no material effect on the financial statements.

The Company's normal business activities also involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets. These risks are not recorded in the statement of financial condition.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account and will therefore be obligated to purchase such securities at a later date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss in the event prices increase subsequent to year end.

The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves the sale of securities not yet purchased and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligation.

The Company arranges secured financing by pledging firm and unpaid customer securities for bank loans, securities loaned, and to satisfy deposits required by various clearing organizations. In the event the counterparty is unable to return such securities pledged, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control these risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

(11) Fair Value Considerations

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value. Receivables from customers, primarily consisting of floating rate loans collateralized by margin securities, earn interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

The estimated fair value amounts have been determined by the Company using available market information and appropriate methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

(12) Commitments and Contingencies

The Company conducts its operations from leased facilities. The following is a schedule by year of future minimum rental payments required under leases that have remaining non-cancelable lease terms in excess of one year as of September 30, 2007:

		Related Party	Third Party
2008	$	744,715	4,769,113
2009		755,887	4,003,104
2010		767,225	3,558,464
2011		778,733	2,705,871
2012		790,414	1,919,284
Thereafter		936,312	1,834,928
	$	4,773,286	18,790,764

The Company has a partially self-insured plan for eligible employee medical and dental expenses. Stop loss insurance is maintained for individual claims in excess of $125,000 for each policy year. In addition, the Company has an aggregate stop loss in place of approximately $7,725,590 at September 30, 2007. The Company is also self-insured for employee short-term disability coverage. The maximum coverage period is fifty weeks. Benefits are subject to certain weekly compensation limits.

In the normal course of business, the Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

(13) Acquisition

On December 31, 2004, the Company completed an asset acquisition of Kirkpatrick Pettis Smith, Polian, Inc. (KPSP). The purchase price paid of $414,459 was based on the fair value of the assets acquired of $853,145 less liabilities assumed at closing of $688,686, plus a premium of $250,000.

The $250,000 premium paid has been recorded as an intangible asset and is being amortized on a straight-line basis over its estimated useful life of 3 years. As of September 30, 2007 and 2006, the balance of the intangible, net of amortization, was $20,833 and $104,167, respectively. Amortization expense of $83,333 was recorded during the years ended September 30, 2007 and 2006. Remaining amortization expense for the year ending September 30, 2008 is $20,833.

In conjunction with the acquisition, the Company entered into employment agreements with certain key KPSP employees obligating the company to pay compensation (the Retention Compensation) over three

years up to a maximum amount of $4,650,000. A portion of the Retention Compensation is dependent upon the acquired group attaining certain revenue levels over the three year period. The Retention Compensation will be expensed over the three year term of the employment agreements, which end on December 31, 2007. Retention Compensation of $1,500,000 and $1,552,778 was expensed during the years ended September 30, 2007 and 2006, respectively. The remaining amount of Retention Compensation for the year ended September 30, 2008 is $395,833.

END